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                             November 30, 2020

       John J. Flynn
       Chief Executive Officer
       Open Lending Corporation
       1501 S. MoPac Expressway
       Suite 450
       Austin, TX 78746

                                                        Re: Open Lending
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Filed November 20,
2020
                                                            CIK No. 0001806201

       Dear Mr. Flynn:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-
       3469 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance